575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

March 3, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Freedom Capital Corporation

Registration Statement on Form N-2

Dear Ladies and Gentlemen:

On behalf of our client, Freedom Capital Corporation (the “Fund”) advised by Freedom Capital Investment Advisors LLC (the “Adviser”), we are filing, pursuant to the Securities Act of 1933, together with this correspondence, the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). With this filing we are providing forms of certain agreements and other documents that are exhibits to the Registration Statement, other than the Opinion and Consent of Fund counsel, the Consent of Independent Registered Public Accountants and Codes of Ethics. Copies of the Registration Statement marked to show all changes from the Fund’s first amended draft registration statement that was submitted on November 10, 2014 (File No. 377-00757) are being sent to the Securities and Exchange Commission (the “Commission”) staff under separate cover. Contemporaneously with the filing of the Registration Statement, the Fund is also filing on Form N-6F its notice of its intention to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 as a business development company.

This correspondence contains the Fund’s responses to oral comments delivered to the undersigned by Mr. Asen Parachkevov, Attorney Advisor, on November 25, 2014. The comments delivered by the staff of the Commission relate to the staff’s review of the draft Registration Statement that was submitted to the Commission on November 10, 2014.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission

March 3, 2015

In the following discussion, we have summarized the staff’s oral comments in bold and provided the Fund’s response immediately thereafter. The comments have been numbered for convenience. Capitalized terms used in this letter but otherwise not defined herein are used with the meanings ascribed to them in the Registration Statement.

General

1. Please confirm that the Fund does not intend to maintain a fixed distribution yield.

On behalf of the Fund, we can confirm that the Fund does not intend to maintain a fixed distribution yield.

Cover Page

2. On the Cover Page, it is disclosed that “[t]o the extent we issue additional equity interests after you purchase our shares in an initial offering, your percentage ownership interest in us will be immediately diluted.” Include additional discussion on the Cover Page regarding the dilutive effect of offering and organizational expenses, sales charges and additional sales of shares in private placements on immediate purchasers.

The suggested revisions have been made.

Prospectus Summary

3. The Registration Statement discloses that you believe that the Adviser is the first investment advisor to focus on Patriotic Responsible Investing. Given that Patriotic Responsible Investing involves subjective criteria, this strategy is difficult to replicate. In the appropriate sections, please revise the disclosure to provide that the Adviser believes it is among the first investment advisors to invest according to principles that promote the economy and security of the United States and its allies. Please include additional description of Patriotic Responsible Investing.

The suggested revisions have been made.

4. The Registration Statement discloses that the Adviser is a leader in investing according to Patriotic Responsible Investing principles. As noted above, the subjective strategy of investing according to Patriotic Responsible Investing principles is difficult to replicate. In the appropriate sections, please revise the disclosure accordingly.

The suggested revisions have been made.

Securities and Exchange Commission

March 3, 2015

Risk Factors

5. Include additional discussion concerning the dilutive effect of sales charges on the immediate purchaser.

The suggested revisions have been made.

We also wish to inform you that Christopher Morley ((240) 386-4623) is the FINRA reviewer for the Fund’s Registration Statement.

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

The Fund acknowledges that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. Jeffrey McClure
Mr. Robert Amweg
Ms. Nitzan Sternberg